Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel +1 212 259 8000 fax +1 212 259 6333 cpeterson@dl.com
November 27, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director
Re:	First Albany Companies Inc. Preliminary Proxy Statement on Schedule 14A Filed October 11, 2007 File Nos. 000-14140
Dear Ms. Long,
On behalf of our client, First Albany Companies Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 22, 2007 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on October 11, 2007 (File Nos. 000-14140) (the “Preliminary Proxy Statement”). In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (the “Proxy Statement”) to the Preliminary Proxy Statement. For the convenience of the Staff, we have enclosed a clean copy of the Proxy Statement and one marked to show changes from the Preliminary Proxy Statement.
The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.
General
1.	We note your discussion of the applicability of Note A to Schedule 14A in your response to our comment issued July 12, 2007. Please note that Note A is applicable to matters involving other matters for which information is called for by items of Schedule 14A, rather than being limited to particular transactions for which Schedule 14A requires disclosure. Here, we continue to believe that the Charter Amendment involves the completed sale of assets to DEPFA BANK, plc, a matter to which Item 14 of Schedule 14A
New York | London multinational partnership | Washington, DC
Albany | Almaty | Austin | Beijing | Boston | Brussels | Charlotte | Chicago | East Palo Alto
Frankfurt | Hartford | Hong..Kong | Houston | Jacksonville | Johannesburg (pty) ltd. | Los Angeles
Milan | Moscow | Paris multinational partnership | Riyadh affiliated office | Rome | San Francisco | Warsaw

United States Securities and Exchange Commission
November 27, 2007

applies and for which your security holders will not have a separate opportunity to vote. We note, for example, that your Form 8-K filed on July 31, 2007, states “[i]n connection with the Charter Amendment requirement of the Asset Purchase Agreement, the Company will prepare a proxy statement for the Company’s shareholders to be filed with the SEC.” Accordingly, you should revise your proxy statement to contain the information called for by Item 14 of Schedule 14A with respect to the asset sale. In revising your document, please note the limitations imposed by Note D to Schedule 14A with respect to incorporation by reference.
     Response:
     The Company has included in the Proxy Statement all information required by Item 14 of Schedule 14A, including all appropriate pro forma and historical information, with respect to the completed sale of assets to DEPFA Bank plc.
General — Company Statement
At your request, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (212) 259-6356.
Sincerely,
Christopher P. Peterson
cc:	Lee Fensterstock, First Albany Companies Inc. Peter J. McNierney, First Albany Companies Inc. C. Brian Coad, First Albany Companies Inc. Patricia Arciero-Craig, First Albany Companies Inc.

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